Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-17941, 333-79895, 333-68130, 333-90840, 333-119850, and 333-129421 on Form S-8 and No. 333-130404 on Form S-3ASR of our reports dated February 28, 2007, relating to the consolidated financial statements of Boyd Gaming Corporation and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption in 2006 of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, and the adoption in 2005 of EITF D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill), and management's report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of Boyd Gaming Corporation for the year ended December 31, 2006.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 28, 2007